Exhibit 99.1

36Kr Holdings Inc. Reports Unaudited Financial Results for the Second Half and Fiscal Year 2025

BEIJING, March 17, 2026 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the six months and fiscal year ended December 31, 2025.

Financial and Operational Highlights for the Second Half of 2025

•	Number of followers[1] as of December 31, 2025, reached 36.8 million, an increase of 2.5% from 35.9 million as of December 31, 2024.

•	Net income was RMB16.2 million (US$2.3 million) in the second half of 2025, compared to net loss of RMB44.9 million in the same period of 2024.

•	Total revenues increased by 4.7% to RMB134.8 million (US$19.3 million) in the second half of 2025 from RMB128.7 million in the same period of 2024.

•	Revenues from online advertising services increased by 5.0% to RMB105.2 million (US$15.0 million) in the second half of 2025, from RMB100.2 million in the same period of 2024.

•	Revenues from enterprise value-added services increased by 7.7% to RMB20.9 million (US$3.0 million) in the second half of 2025, from RMB19.4 million in the same period of 2024.

•	Revenues from subscription services decreased by 3.3% to RMB8.7 million (US$1.2 million) in the second half of 2025 from RMB9.0 million in the same period of 2024.

•	Cost of revenues decreased by 12.6% to RMB54.0 million (US$7.7 million) in the second half of 2025, from RMB61.8 million in the same period of 2024.

•	Gross profit increased by 20.8% to RMB80.8 million (US$11.6 million) in the second half of 2025, from RMB66.9 million in the same period of 2024.

•	Gross profit margin increased by 8.0 percentage points to 60.0% from 52.0% over the same period of 2024.

•	Operating expenses decreased by 10.3% to RMB65.6 million (US$9.4 million) in the second half of 2025, from RMB73.1 million in the same period of 2024.

Financial and Operational Highlights for the Fiscal Year 2025

•	Net income was RMB11.4 million (US$1.6 million) in fiscal year 2025, compared to net loss of RMB140.8 million in fiscal year 2024.

•	Total revenues were RMB227.9 million (US$32.6 million) in fiscal year 2025, compared to RMB231.1 million in fiscal year 2024.

•	Revenues from online advertising services decreased by 0.5% to RMB179.7 million (US$25.7 million) in fiscal year 2025, from RMB180.6 million in fiscal year 2024.

[1]	“Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

•	Revenues from enterprise value-added services increased by 1.2% to RMB33.2 million (US$4.7 million) in fiscal year 2025, from RMB32.8 million in fiscal year 2024.

•	Revenues from subscription services decreased by 14.2% to RMB15.1 million (US$2.2 million) in fiscal year 2025, from RMB17.6 million in fiscal year 2024.

•	Cost of revenues decreased by 18.8% to RMB96.4 million (US$13.8 million) in fiscal year 2025, from RMB118.7 million in fiscal year 2024.

•	Gross profit increased by 17.1% to RMB131.5 million (US$18.8 million) in fiscal year 2025, from RMB112.3 million in fiscal year 2024.

•	Gross profit margin increased by 9.1 percentage points to 57.7% from 48.6% over fiscal year 2024.

•	Operating expenses decreased by 36.1% to RMB121.5 million (US$17.4 million) in fiscal year 2025, from RMB190.1 million in fiscal year 2024.

Selected Operating Data

	For the Fiscal Year Ended December 31,
	2025	2024
Online advertising services
Number of online advertising services end customers	441	411
Average revenue per online advertising services end customer (RMB’000)[2]	407.4	439.4

Enterprise value-added services
Number of enterprise value-added services end customers	144	158
Average revenue per enterprise value-added services end customer (RMB’000)[3]	230.3	207.8

Subscription services
Number of individual subscribers	-	16
Average revenue per individual subscriber (RMB)[4]	-	24,637.5

Number of institutional investors	125	231
Average revenue per institutional investor (RMB’000)[5]	120.8	74.6

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, “We concluded fiscal year 2025 on a high note despite the challenging external environment. In 2025, we achieved a major operational breakthrough by returning to profitability, while maintaining solid revenue performance. These achievements were driven by our continued integration of content innovation, commercialization breakthroughs, and technological applications into our business operations. In addition, we further enhanced user engagement by consistently enriching our content ecosystem and refining our omni-channel distribution matrix. As of the end of 2025, we had over 36.8 million followers, marking our 19th consecutive quarter of user growth. Looking ahead to 2026, building on our core content strengths, we will continue to fortify our content ecosystem to further explore commercialization breakthroughs, and actively expand AI applications across industries, driving the Company’s high-quality, sustainable development.”

Mr. Xiang Li, Chief Financial Officer of 36Kr, added, “Our financial results for the second half and fiscal year 2025 were highlighted by achieving profitability for both the second half and full year. Notably, we improved our revenue mix, significantly increasing our gross margin by 8.0 percentage points to 60.0%, and by 9.1 percentage points to 57.7% for the second half and full year, respectively. Furthermore, we cut our operating expenses by 10% and 36% for the second half and full year, a testament to our improved operational efficiency. Looking ahead, we will continue to optimize cost structure and improve operating efficiency to maintain stable cash flow and profitability. By maintaining a healthy balance sheet and exploring AI-empowered innovative development, we are confident of seizing the market’s tremendous commercialization opportunities and creating long-term value for our stakeholders.”

[2]	Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.
[3]	Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.
[4]	Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.
[5]	Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Unaudited Financial Results of the Second Half of 2025

Total revenues increased by 4.7% to RMB134.8 million (US$19.3 million) in the second half of 2025 from RMB128.7 million in the same period of 2024.

•	Online advertising services revenues increased by 5.0% to RMB105.2 million (US$15.0 million) in the second half of 2025, from RMB100.2 million in the same period of 2024. The increase was primarily attributable to strong advertising demand from AI and high-tech companies, which 36Kr captured through its focus on the tech vertical.

•	Enterprise value-added services revenues increased by 7.7% to RMB20.9 million (US$3.0 million) in the second half of 2025, from RMB19.4 million in the same period of 2024. The increase was primarily attributable to more innovative marketing solutions we provided to our customers as well as proactive sales strategies we adopted to navigate the challenging environment during the period.

•	Subscription services revenues decreased by 3.3% to RMB8.7 million (US$1.2 million) in the second half of 2025, from RMB9.0 million in the same period of 2024. The slight decrease was primarily driven by a strategic shift in training services and ongoing refinement of this segment’s customer structure.

Cost of revenues decreased by 12.6% to RMB54.0 million (US$7.7 million) in the second half of 2025, from RMB61.8 million in the same period of 2024. The decrease was primarily driven by improved operational efficiency and a strategic focus on high-margin businesses.

Gross profit increased by 20.8% to RMB80.8 million (US$11.6 million) in the second half of 2025, from RMB66.9 million in the same period of 2024. Gross profit margin increased by 8.0 percentage points to 60.0% from 52.0% over the same period of 2024. The increase in gross margin was mainly attributable to the higher gross margin of the brand advertising services offered across 36Kr’s digital platforms, as well as the significant increase in revenues from these services.

Operating expenses decreased by 10.3% to RMB65.6 million (US$9.4 million) in the second half of 2025, from RMB73.1 million in the same period of 2024. The decrease was primarily due to disciplined operating expenses management.

•	Sales and marketing expenses were RMB37.0 million (US$5.3 million) in the second half of 2025, a slight decrease of 0.5% from RMB37.2 million in the same period of 2024, as we strategically focused sales and marketing spend on higher-efficiency areas alongside business development.

•	General and administrative expenses were RMB22.4 million (US$3.2 million) in the second half of 2025, a 26.1% decrease compared to RMB30.3 million in the same period of 2024. The decrease was primarily attributable to a decline in personnel-related expenses.

•	Research and development expenses were RMB6.3 million (US$0.9 million) in the second half of 2025, an increase of 12.5% from RMB5.6 million in the same period of 2024. The increase was primarily attributable to an increase in staff costs, including salaries and discretionary bonuses for the R&D team.

Share-based compensation gains recognized in cost of revenues, sales and marketing expenses, and research and development expenses, as well as general and administrative expenses, totaled RMB76.2 thousand (US$11.0 thousand) in the second half of 2025, compared to share-based compensation gains of RMB0.22 million in the same period of 2024. The change was primarily due to a higher reversal of SBC expenses related to strategic workforce realignment in 2024 compared to 2025.

Other income were RMB1.1 million (US$0.2 million) in the second half of 2025, compared to other expenses of RMB38.6 million in the same period of 2024. The increase was mainly due to the impairment losses on long-term investments recognized in the second half of 2024.

Income tax expenses were RMB25 thousand (US$4 thousand) in the second half of 2025, compared to RMB1 thousand of income tax credits in the same period of 2024.

Net income was RMB16.2 million (US$2.3 million) in the second half of 2025, compared to net loss of RMB44.9 million in the same period of 2024. Non-GAAP adjusted net income6 was RMB16.2 million (US$2.3 million) in the second half of 2025, compared to non-GAAP adjusted net loss of RMB45.1 million in the same period of 2024. The turnaround was primarily driven by the effectiveness of the company’s strategic initiatives focused on cost control and high-margin businesses, along with the reduction in impairment losses on long-term investments and lower provision of allowance for credit losses resulting from improved receivables collection.

Net income attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB16.1 million (US$2.3 million) in the second half of 2025, compared to net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders of RMB42.3 million in the same period of 2024.

Basic and diluted net income per ADS7 were both RMB7.616 (US$1.089) in the second half of 2025, compared to basic and diluted net loss per ADS of RMB19.999 in the same period of 2024.

Certain Balance Sheet Items

As of December 31, 2025, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB116.1 million (US$16.6 million), an increase of 25.5% from RMB 92.5 million as of December 31, 2024.

Unaudited Financial Results of Fiscal Year 2025

Total revenues were RMB227.9 million (US$32.6 million) in fiscal year 2025, compared to RMB231.1 million in fiscal year 2024.

•	Online advertising services revenues decreased by 0.5% to RMB179.7 million (US$25.7 million) in fiscal year 2025, from RMB180.6 million in fiscal year 2024, relatively flat year over year.

•	Enterprise value-added services revenues increased by 1.2% to RMB33.2 million (US$4.7 million) in fiscal year 2025, from RMB32.8 million in fiscal year 2024. The increase was primarily due to innovative marketing solutions and proactive sales strategies adopted during the year.

•	Subscription services revenues decreased by 14.2% RMB15.1 million (US$2.2 million) in fiscal year 2025, from RMB17.6 million in fiscal year 2024. The decrease was mainly attributable to a strategic shift in training services and a continued focus on refining this segment’s customer base.

Cost of revenues decreased by 18.8% to RMB96.4 million (US$13.8 million) in fiscal year 2025, from RMB118.7 million in fiscal year 2024. The decrease was primarily attributable to the Company’s strict cost control measures.

Gross profit increased by 17.1% to RMB131.5 million (US$18.8 million) in fiscal year 2025, from RMB112.3 million in fiscal year 2024. Gross profit margin increased by 9.1 percentage points to 57.7% from 48.6% over fiscal year 2024. The increase in gross margin was mainly attributable to higher gross margin from the brand advertising services offered across 36Kr’s digital platforms, as well as a strong rebound in revenue from these services this year.

Operating expenses decreased by 36.1% to RMB121.5 million (US$17.4 million) in fiscal year 2025, from RMB190.1 million in fiscal year 2024. The decrease was primarily due to disciplined operating expenses management.

[6]	Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses/(gain).
[7]	On October 3, 2024, we effected a change in the ratio of our ADSs to Class A ordinary shares from one ADS representing twenty-five Class A ordinary shares to a new ratio of one ADS representing five hundred Class A ordinary shares. Basic and diluted net loss per ADS have been retrospectively adjusted to reflect this ADS ratio change for all periods presented.

•	Sales and marketing expenses decreased by 19.6% to RMB66.4 million (US$9.5 million) in fiscal year 2025, from RMB82.6 million in fiscal year 2024. The decrease was primarily attributable to the decrease in payroll-related expenses, travel and entertainment expenses, and marketing and promotional expenses.

•	General and administrative expenses decreased by 54.5% to RMB42.4 million (US$6.1 million) in fiscal year 2025, from RMB93.1 million in fiscal year 2024. The decrease was largely attributable to the decrease in personnel-related expenses and provision of allowance for credit losses.

•	Research and development expenses decreased by 11.8% to RMB12.7 million (US$1.8 million) in fiscal year 2025, from RMB14.4 million in fiscal year 2024. The decrease was primarily due to a reduction in R&D headcount following a team restructuring in the prior year, partially offset by an increase in salaries and discretionary bonuses for the R&D team this year.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, and research and development expenses, as well as general and administrative expenses, totaled RMB13.4 thousand (US$1.9 thousand) in fiscal year 2025, compared to share-based compensation gains of RMB0.18 million in fiscal year 2024. The change was mainly due to a higher reversal of SBC expenses caused by strategic workforce optimization in 2024 compared to 2025.

Other income were RMB1.4 million (US$0.2 million) in fiscal year 2025, compared to RMB63.0 million of other expenses in fiscal year 2024. The change reflected large long-term investment impairment losses recognized in 2024.

Income tax expenses decreased by 67.2% to RMB21 thousand (US$3 thousand) in fiscal year 2025, from RMB64 thousand of income tax expenses in fiscal year 2024.

Net income was RMB11.4 million (US$1.6 million) in fiscal year 2025, compared to net loss of RMB140.8 million in fiscal year 2024. Non-GAAP adjusted net income6 was RMB11.4 million (US$1.6 million) in fiscal year 2025, compared to non-GAAP adjusted net loss of RMB141.0 million in fiscal year 2024. The turnaround was primarily driven by the effectiveness of the Company’s strategic initiatives focused on cost control and high-margin businesses, along with the reduction in impairment losses on long-term investments and lower provision of allowance for credit losses resulting from improved receivables collection.

Net income attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB11.2 million (US$1.6 million) in fiscal year 2025, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB136.6 million in fiscal year 2024.

Basic and diluted net income per ADS7 were RMB5.274 (US$ 0.754) and RMB5.266 (US$0.753), respectively, in fiscal year 2025, compared to basic and diluted net loss per ADS of RMB64.795, in fiscal year 2024.

[6]	Non-GAAP adjusted net income represents net income excluding share-based compensation expenses/(gain).
[7]	On October 3, 2024, we effected a change in the ratio of our ADSs to Class A ordinary shares from one ADS representing twenty-five Class A ordinary shares to a new ratio of one ADS representing five hundred Class A ordinary shares. Basic and diluted net loss per ADS have been retrospectively adjusted to reflect this ADS ratio change for all periods presented.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 17, 2026 (8:00 PM Beijing/Hong Kong Time on March 17, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. Second Half and Fiscal Year 2025 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10053735-6wo0i8.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10053735

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expenses/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	36,766	102,239	14,620
Restricted cash	822	11,902	1,702
Short-term investments	54,947	2,000	286
Accounts receivable, net	65,617	61,800	8,837
Receivables due from related parties	104	304	43
Prepayments and other current assets	17,171	11,629	1,664
Total current assets	175,427	189,874	27,152
Non-current assets:
Property and equipment, net	5,817	3,958	566
Intangible assets, net	1,485	1,172	168
Long-term investments	74,858	82,939	11,860
Operating lease right-of-use assets, net	18,606	19,548	2,795
Total non-current assets	100,766	107,617	15,389
Total assets	276,193	297,491	42,541

Liabilities
Current liabilities:
Accounts payable	59,835	46,694	6,677
Salary and welfare payables	30,666	23,938	3,423
Taxes payable	2,648	4,095	586
Deferred revenue	19,301	39,900	5,706
Amounts due to related parties	789	2,008	287
Accrued liabilities and other payables	15,103	12,330	1,763
Short-term bank loan	10,000	19,950	2,853
Operating lease liabilities	7,860	8,078	1,155
Total current liabilities	146,202	156,993	22,450
Non-current liabilities:
Operating lease liabilities	11,743	11,426	1,634
Other non-current liabilities	—	—	—
Total non-current liabilities	11,743	11,426	1,634
Total liabilities	157,945	168,419	24,084

Shareholders’ equity
Ordinary shares	694	694	99
Treasury stock	(2,865)	(2,367)	(338)
Additional paid-in capital	2,057,363	2,056,895	294,132
Accumulated deficit	(1,932,258)	(1,921,092)	(274,713)
Accumulated other comprehensive loss	(4,922)	(5,338)	(763)
Total 36Kr Holdings Inc.’s shareholders’ equity	118,012	128,792	18,417
Non-controlling interests	236	280	40
Total shareholders’ equity	118,248	129,072	18,457
Total liabilities and shareholders’ equity	276,193	297,491	42,541

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Six Months Ended			Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	100,214	105,174	15,040	180,609	179,681	25,694
Enterprise value-added services	19,449	20,931	2,993	32,832	33,157	4,741
Subscription services	9,006	8,663	1,239	17,629	15,099	2,159
Total revenues	128,669	134,768	19,272	231,070	227,937	32,594
Cost of revenues	(61,802)	(53,968)	(7,717)	(118,734)	(96,440)	(13,791)
Gross profit	66,867	80,800	11,555	112,336	131,497	18,803
Operating expenses:
Sales and marketing expenses	(37,236)	(36,963)	(5,286)	(82,596)	(66,408)	(9,496)
General and administrative expenses	(30,272)	(22,370)	(3,199)	(93,100)	(42,365)	(6,058)
Research and development expenses	(5,597)	(6,287)	(899)	(14,404)	(12,706)	(1,817)
Total operating expenses	(73,105)	(65,620)	(9,384)	(190,100)	(121,479)	(17,371)
(Loss)/Income from operations	(6,238)	15,180	2,171	(77,764)	10,018	1,432
Other (expenses)/income:
Share of loss from equity method investments	(3,209)	(445)	(64)	(3,726)	(723)	(103)
Gain on disposal of subsidiaries	839	-	-	839	355	51
Long-term investment (loss)/income	(37,229)	166	24	(62,763)	418	60
Short-term investment income	199	254	36	623	529	76
Government grant	16	1	-	491	176	25
Others, net	760	1,096	157	1,577	676	97
(Loss)/Income before income tax	(44,862)	16,252	2,324	(140,723)	11,449	1,638
Income tax credits/(expenses)	1	(25)	(4)	(64)	(21)	(3)
Net (loss)/income	(44,861)	16,227	2,320	(140,787)	11,428	1,635
Net loss/(income) attributable to non-controlling interests	2,586	(79)	(11)	4,160	(262)	(37)
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(42,275)	16,148	2,309	(136,627)	11,166	1,598

Net (loss)/income	(44,861)	16,227	2,320	(140,787)	11,428	1,635
Other comprehensive income/(loss)
Foreign currency translation adjustments	199	(339)	(48)	369	(416)	(59)
Total other comprehensive income/(loss)	199	(339)	(48)	369	(416)	(59)
Total comprehensive (loss)/income	(44,662)	15,888	2,272	(140,418)	11,012	1,576
Comprehensive loss/(income) attributable to non-controlling interests	2,586	(79)	(11)	4,160	(262)	(37)
Comprehensive（loss）/income attributable to 36Kr	(42,076)	15,809	2,261	(136,258)	10,750	1,539
Holdings Inc.’s ordinary shareholders
Net (loss)/income per ordinary share (RMB)
Basic	(0.040)	0.015	0.002	(0.130)	0.011	0.002
Diluted	(0.040)	0.015	0.002	(0.130)	0.011	0.002
Net (loss)/income per ADS (RMB)
Basic	(19.999)	7.616	1.089	(64.795)	5.274	0.754
Diluted	(19.999)	7.616	1.089	(64.795)	5.266	0.753
Weighted average number of ordinary shares used in per share calculation
Basic	1,056,978,247	1,060,071,541	1,060,071,541	1,054,310,601	1,058,471,312	1,058,471,312
Diluted	1,056,978,247	1,060,103,481	1,060,103,481	1,054,310,601	1,060,023,088	1,060,023,088
Weighted average number of ADS used in per ADS calculation
Basic	2,113,956	2,120,143	2,120,143	2,108,621	2,116,943	2,116,943
Diluted	2,113,956	2,120,207	2,120,207	2,108,621	2,120,046	2,120,046

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Six Months Ended			Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000

Net (loss)/income	(44,861)	16,227	2,320	(140,787)	11,428	1,635
Share-based compensation (gains)/expenses	(225)	(76)	(11)	(178)	13	2
Non-GAAP adjusted net (loss)/income	(45,086)	16,151	2,309	(140,965)	11,441	1,637
Interest income, net	(688)	(73)	(10)	(1,173)	(369)	(53)
Income tax (credits)/expenses	(1)	25	4	64	21	3
Depreciation and amortization expenses	878	690	99	1,829	1,457	208
Non-GAAP adjusted EBITDA	(44,897)	16,793	2,402	(140,245)	12,550	1,795